                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


                               FOR ANNUAL REPORTS
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For The Fiscal Year Ended December 31, 2001


                         Commission file number 0-19860


                             SCHOLASTIC CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN


                             SCHOLASTIC CORPORATION

                  IRS Employer Identification Number 13-3385513

                                  557 BROADWAY
                            NEW YORK, NEW YORK 10012
                                 (212) 343-6100




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SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
TABLE OF CONTENTS


                                                                                       PAGE NUMBER
                                                                                       -----------
REPORT OF INDEPENDENT AUDITORS                                                              1

FINANCIAL STATEMENTS

     Statements of net assets available for benefits                                        2

     Statement of changes in net assets available for benefits                              3

     Notes to financial statements                                                         4-8

SUPPLEMENTAL SCHEDULE

     Schedule H, Line 4i - Schedule of assets (held at end of year)                         9

SIGNATURES                                                                                 10

EXHIBITS                                                                                   11

CONSENT OF INDEPENDENT AUDITORS                                                            12


                         REPORT OF INDEPENDENT AUDITORS


TO THE RETIREMENT PLAN COMMITTEE OF THE BOARD OF DIRECTORS OF SCHOLASTIC CORPORATION


We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                /s/Ernst & Young LLP

New York, New York
May 15, 2002

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000
(AMOUNTS IN THOUSANDS)

                                                                                     DECEMBER 31,
                                                                               -----------------------
                                                                             2001                    2000
                                                                             ----                    ----
INVESTMENTS, AT FAIR VALUE
   The George Putnam Fund of Boston                                         $22,068                  $19,101
   Putnam Investors Fund                                                     19,422                   16,227
   Putnam Stable Value Fund                                                  17,601                    8,162
   Scholastic Corporation Common Stock                                       16,214                   13,014
   Putnam S & P 500 Index Fund                                               13,562                   14,272
   The Putnam Fund for Growth & Income                                       11,717                    4,598
   Putnam New Opportunities Fund                                              7,191                    7,656
   Putnam International Growth Fund                                           4,269                    3,920
   Putnam Bond Index Fund                                                     4,130                    2,291
   Participants loans                                                         3,389                    2,879
   Putnam Asset Allocation Fund - Balanced Portfolio                          3,307                    2,198
   Putnam OTC & Emerging Growth Fund                                          3,115                    4,342
   Putnam Asset Allocation Fund - Growth Portfolio                            3,072                    2,186
   Putnam Asset Allocation Fund - Conservative Portfolio                      1,679                      843
                                                                     --------------            -------------
      TOTAL INVESTMENTS                                                     130,736                  101,689
                                                                     --------------            -------------
RECEIVABLES
   Participants contribution receivable                                         106                      124
   Employer contribution receivable                                              39                       46
                                                                     --------------            -------------
      TOTAL RECEIVABLES                                                         145                      170
                                                                     --------------            -------------

NET ASSETS AVAILABLE FOR BENEFITS                                          $130,881                 $101,859
                                                                     ==============            =============


                             SEE ACCOMPANYING NOTES

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
(AMOUNTS IN THOUSANDS)

Interest and dividend income                                          $ 2,553

Contributions
   Employer                                                             4,204
   Participants                                                        13,207
   Rollovers                                                            1,996
                                                                     --------
                                                                       19,407

Transfer of Grolier Assets                                             29,926
                                                                     --------

   TOTAL ADDITIONS                                                     51,886

Distributions to participants                                          (9,283)

Net realized and unrealized depreciation in fair value of
of investments                                                        (13,581)
                                                                     --------
   NET INCREASE                                                        29,022

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of period                                                101,859
                                                                     --------
   End of period                                                     $130,881
                                                                     ========



                             SEE ACCOMPANYING NOTES

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

================================================================================

1.  DESCRIPTION OF THE PLAN

GENERAL

The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 1998 and subsequently amended effective January 1, 2002 (the "Plan"), formerly the Scholastic Inc. 401(k) Savings and Retirement Plan, is a defined contribution plan sponsored by Scholastic Corporation (the "Company"). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company which has delegated certain responsibility and authority to the Company's Administrative Committee which is composed of members of senior management of the Company (the "Retirement Plan Committee", and to the extent delegated to the Administrative Committee, collectively the "Committee"). Putnam Fiduciary Trust Company serves as Trustee for the Plan (the "Trustee"). In addition, Putnam Fiduciary Trust Company and/or its related companies (collectively, "Putnam") also provide administrative and recordkeeping services on behalf of the Plan (the "Record Keeper"). Investment products offered, through December 31, 2001, to participants under the Plan, other than the Company's Common Stock ("Company Stock") were provided by Putnam.


This description of the Plan provides only general information and is presented to assist in understanding the Plan's financial statements. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.


PLAN AMENDMENTS

As mentioned above, the plan document was amended and restated effective January 1, 1998. This amended and restated document was updated during 2001 to reflect all amendments effective through 2001. The plan was subsequently amended effective January 1, 2002. Significant changes to the Plan effective January 1, 1998 include: (i) daily valuations instead of monthly valuation of participant account, participant enrollment, contribution rate changes and participant directed transfer of assets among investment funds; (ii) modification of the Plan's transfer election rule to permit transfers in multiples of 1% rather than in multiples of 10%; and (iii) using forfeitures generated from non-vested terminated participant accounts to reduce the Company's matching contribution rather than allocating such amounts to active participant accounts. Effective January 1, 1999, the restated plan amended the eligibility requirements to be as of the date of hire rather than after the completion of six months service. Additionally, the plan was amended to reflect Scholastic Corporation as the defined "Company" under the Plan with all of the powers, authority and responsibility of the Company as outlined under the Plan.



In connection with the Company's acquisition of Grolier Incorporated as of June 22, 2000, effective January 1, 2001 the restated Plan reflects the merger of the Grolier Incorporated Employee Savings and Investment Plan. Other significant changes effective January 1, 2001 included: (i) increasing the Plan's pre and after-tax deferral limits (on an individual and combined basis) from 15% to 20% of annual compensation; (ii) participants in the Grolier

Incorporated Retirement Plan on December 31, 2000, who have attained age 45, may make an irrevocable election to accrue benefits under the Plan in accordance with benefit formulas that resemble the formulas that existed under the Grolier Incorporated Employee Savings and Investment Plan and the Grolier Incorporated Retirement Plan (Grolier Benefit Structure Program); (iii) fully vesting the matching contributions for Grolier employees with three or more years of service on December 31, 2000 and (iv) recognizing past service with Grolier. As a result of this plan merger, on January 2, 2001 funds totaling approximately $29 million were transferred from the Grolier Incorporated Employee Savings and Investment Plan's trust to the Scholastic Corporation 401(k) Savings and Retirement Plan's trust.


The amendment effective January 1, 2002 amended the Plan to comply with and incorporate the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), as well as make certain plan design changes related to EGTRRA. The significant changes included: (i) increasing the compensation recognized by the Plan from $170,000 to $200,000, (ii) increasing the Plan's pre and after-tax deferral limits (on an individual and combined basis) from 20% to 50% of annual compensation for non-highly compensated employees (as defined), (iii) establishing the Plan's pre and after-tax deferral limits (on an individual and combined basis) to 6% of annual compensation for highly compensated employees (as defined), (iv) permitting participants who are age 50 and older or who will attain age 50 before the end of the plan year to make catch-up contributions (as defined), (v) increasing the pre-tax deferral limit to $11,000 in 2002 and the subsequent increases up to $15,000 in 2006, (vi) the Plan accepting direct rollovers of eligible distributions from 403 (b) annuity contracts, 457 governmental plans and individual retirement accounts or annuities as well as after-tax distributions from other employer qualified plans, and (vii) shortening the suspension period for hardship withdrawals from twelve months to six months.

ELIGIBILITY

Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than "leased" employees) who have attained the age of 18 ("Eligible Employees"). Eligible Employees may enroll into the Plan on any business day after they become eligible to participate in the Plan.

PARTICIPANT CONTRIBUTIONS

As approved by the Committee and subject to the provisions of the Internal Revenue Code, as amended (the "Code"), Eligible Employees may contribute during the Plan Year at the participant's election into any of the Plan's fund options, in pre-tax and/or after-tax compensation dollars; provided, that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Compensation Contributions: Pre-tax compensation contributions are limited to $10,500 for the Plan year ended December 31, 2001.

After-tax Compensation Contributions: After-tax compensation contributions are limited to 20% of annual salary, overtime, bonuses and commissions, ("Compensation") subject to the requirements of the Code. Pursuant to the limits set by the Company, contributions from employees having Compensation in excess of $85,000 ("Highly Compensated Employees"), may be limited to a contribution of 6% of their Compensation.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an "eligible rollover plan" which meets the requirements of the Code at the time of the transfer ("Rollover Contributions").

EMPLOYER CONTRIBUTIONS

Under the Plan, the Company contributes a percentage of each participant's Compensation, as determined by the Committee, at its sole discretion. The Company's contributions for the benefit of the Plan participants are made in cash in an amount equal to a percentage of the participant's pre-tax contributions. For the Plan year ended December 31, 2001, the Company contributed an amount equal to 100% of the first one hundred dollars of a participant's contribution and 50% thereafter of the participant's pre-tax compensation contributions, up to a maximum amount equal to 6% of the participant's Compensation.

Effective on January 1, 2001, for those eligible participants electing to participate in the "Grolier Benefit Structure Program", the Company contributed 15% of the participant's pre-tax compensation contributions, up to a maximum amount equal to 6% of the participant's compensation.

The Company, at its sole discretion, may also make discretionary contributions for the benefit of all participants regardless of whether they elected to make pre-tax contributions to the Plan ("Discretionary Contributions"). The amount of such discretionary contributions is to be determined by the Board of Directors. No discretionary contributions were made to the Plan by the Company for the year ended December 31, 2001.

Forfeitures are used to offset the Company's matching contributions. In 2001, employer contributions were reduced by $747,442 from forfeited non-vested accounts. At December 31, 2001, forfeited non-vested accounts totaled $19,205. These forfeiture accounts will be used to reduce future employer contributions.

VESTING

Participants are immediately vested in their Compensation Contributions and Rollover Contributions. Matching contributions made by the Company and its domestic subsidiaries vest at the rate of 20% per year of service by a participant. A participant becomes 100% vested after either five years of credited service, or upon death or disability while employed, or upon reaching age 65. Effective January 1, 2001 employees of Grolier Inc. with three or more years of service on December 31, 2000 who became participants of the Scholastic 401(k) Savings and Retirement Plan are fully vested in Company matching contributions.


PARTICIPANT ACCOUNT DISTRIBUTIONS

A participant's account may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement. On a daily basis, a participant, for any reason, may withdraw all or a portion of after-tax contributions. All distributions from the Plan are in cash or, if elected by the participant, in whole shares of Company Stock, to the extent that the participant is invested in the Company Stock. In the event of attainment of age 59-1/2, a participant may withdraw his entire vested balance during employment. Benefits payable as of December 31, 2001 and 2000 were $3,787 and $0, respectively.

In the event of a hardship, a participant may withdraw during employment such portion of his or her account to meet such hardship. In addition, once each Plan year, participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a participant have more than one principal residence loan outstanding or more than two outstanding loans at anytime. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a participant's principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Participants may not otherwise withdraw any portion of their account balance during employment.

PLAN EXPENSES

Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the fund (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in realized and unrealized depreciation in fair value of investments in the statement of changes in net assets available for benefits. The Company and its domestic subsidiaries pays all other Plan expenses.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States. The Plan's accounts are maintained on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.


USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


VALUATION OF INVESTMENTS

Investments in the Plan's funds are valued at redemption prices based on the net asset values of the funds. Investments in the Company's Common Stock are valued at the closing price as quoted on the NASDAQ National Market System on the valuation date. Loans receivable from participants are valued at cost which approximates fair value.


3.  TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service as of November 1, 1995 that the Plan qualifies under Section 401(a) of the Code. Therefore, the Plan's assets are not subject to tax under Section 501(a) of the Code. The Plan is required to operate in conformity with the Code in order to maintain its qualification. If any operational defects are identified, the Company will take all action necessary to correct and maintain the qualified status of the Plan. As a result of amending and restating the Plan, the Company is required to file for a new determination letter on or before June 30, 2002.


4.  PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board of Directors of the Company, subject, however, to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each participant shall become fully vested and non-forfeitable. In the event of termination, the Plan assets may continue to be held by the plan trustee. If however, upon a determination that the continuance of such an arrangement is not in the best interest of the Plan's participants, the Board of Directors may terminate the arrangement, and upon such termination, the trustee shall apply for the benefit of each participant (or beneficiary) the full value of such participant's account.


5.  INVESTMENTS

During 2001, the Plan's net realized and unrealized appreciation (depreciation) in the fair value of investments was as follows (in thousands):

   Scholastic Corporation Common Stock                                 $ 1,991
   Putnam Bond Index Fund                                                  225
   Putnam Asset Allocation Fund - Conservative Portfolio                  (100)
   Putnam Asset Allocation Fund - Balanced Portfolio                      (271)
   Putnam Asset Allocation Fund - Growth Portfolio                        (375)
   The George Putnam Fund of Boston                                       (558)
   Putnam International Growth Fund                                       (887)
   The Putnam Fund for Growth & Income                                  (1,086)
   Putnam S&P 500 Index Fund                                            (1,741)
   Putnam OTC & Emerging Growth Fund                                    (2,062)
   Putnam New Opportunities Fund                                        (2,775)
   Putnam Investors Fund                                                (5,942)
                                                                      --------
                                                                      $(13,581)
                                                                      ========

            SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
                               SCHEDULE H, LINE 4i
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2001
                             (AMOUNTS IN THOUSANDS)

Identity of                          Description of                             Number               Current
  Issue                                Investment                              of Shares              Value

Putnam*                    The George Putnam Fund of Boston                       1,316                $22,068

Putnam*                    Putnam Investors Fund                                  1,666                 19,422

Putnam*                    Putnam Stable Value Fund                              17,601                 17,601

Scholastic Corp.*          Common Stock                                             322                 16,214

Putnam*                    Putnam S & P 500 Index Fund                              487                 13,562

Putnam*                    The Putnam Fund for Growth & Income                      660                 11,717

Putnam*                    Putnam New Opportunities Fund                            171                  7,191

Putnam*                    Putnam International Growth Fund                         214                  4,269

Putnam*                    Putnam Bond Index Fund                                   347                  4,130

Participant Loans*         6.5% - 10.00 % Interest
                           Rate, Repayment
                           Terms:  2 to 10 years                                     -                   3,389

Putnam*                    Putnam Asset Allocation
                           Fund - Balanced Portfolio                                337                  3,307

Putnam*                    Putnam OTC &
                           Emerging Growth Fund                                     407                  3,115

Putnam*                    Putnam Asset Allocation
                           Fund - Growth Portfolio                                  319                  3,072

Putnam*                    Putnam Asset Allocation
                           Fund - Conservative Portfolio                            193                  1,679
                                                                                                 --------------
                                                                                                      $130,736
                                                                                                 ==============

*Indicates party-in-interest to the Plan.

                                   SIGNATURES




THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Scholastic Corporation 401(k) Savings and Retirement Plan which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           SCHOLASTIC CORPORATION 401(k) SAVINGS
                                            AND RETIREMENT PLAN




Date:  June 21, 2002           /s/ Richard M. Spaulding
                               -------------------------------------------------
                               Richard M. Spaulding
                               EXECUTIVE VICE PRESIDENT, SCHOLASTIC CORPORATION
                               AND CHAIRMAN OF THE RETIREMENT PLAN COMMITTEE AND
                               ADMINISTRATIVE COMMITTEE OF THE
                               SCHOLASTIC CORPORATION 401(k) SAVINGS AND
                               RETIREMENT PLAN

EXHIBITS



EXHIBIT NO.                   DOCUMENT
-----------                   --------

23                            Consent of Independent Auditors